CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount of Securities to be Registered(1)	Aggregate Market Price(2)	Amount of Registration Fee(2)
Global Medium-Term Notes, Series A	1,000,000	$29,810,000	$4,066.08

(1)

The amount of Securities to be registered relates to an additional $50,000,000 principal amount of iPath® Seasonal Natural Gas Exchange Traded Notes (the “ETNs”) due April 18, 2041 offered pursuant to this pricing supplement.

(2)	Calculated in accordance with Rule 457(c) of the Securities Act of 1933 based on $29.81 per ETN, which is the average of the high and low prices reported on NYSE Arca on December 4, 2012.

Filed Pursuant to Rule 424(b)(2)

File Number 333-169119

Pricing Supplement to the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011

$125,000,000 iPath® Seasonal Natural Gas ETN*

The iPath® Seasonal Natural Gas Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time are linked to the performance of the Barclays Natural Gas Seasonal TR Index (the “Index”). The ETNs do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption. Instead, you will receive a cash payment in U.S. dollars at maturity or upon early redemption based on the performance of the Index, less an investor fee. The principal terms of the ETNs are as follows:

Issuer: Barclays Bank PLC

Series: Global Medium-Term Notes, Series A

Inception, Issuance and Maturity: The ETNs were first sold on April 20, 2011, were first issued on April 26, 2011, and will be due on April 18, 2041.

Underlying Index: The return on the ETNs is linked to the performance of the Index. The Index reflects the returns available by maintaining a rolling position in Henry Hub Natural Gas futures contracts (the “Natural Gas futures” and each, a “Natural Gas futures contract”) plus the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Index is composed of a single Natural Gas futures contract that, except during the roll period, is either the contract that is scheduled to expire in December of the relevant current calendar year, or the contract scheduled to expire in December of the immediately following calendar year. The Index maintains its exposure to Natural Gas futures by closing out its position in the Natural Gas futures contract that is scheduled to expire in December of the current calendar year in October of such calendar year and establishing a new position in the Natural Gas futures contract scheduled to expire in December of the immediately following calendar year. The Index is maintained and calculated by Barclays Bank PLC (in such capacity, the “index sponsor”).

Secondary Market: We have listed the ETNs on the NYSE Arca stock exchange (“NYSE Arca”) under the ticker symbol “DCNG”. If an active secondary market in the ETNs exists, we expect that investors will purchase and sell the ETNs primarily in this secondary market.

CUSIP Number: 06740P239

ISIN: US06740P2395

Payment at Maturity

Payment at Maturity: If you hold your ETNs to maturity, you will receive a cash payment per ETN equal to the applicable closing indicative value on the applicable final valuation date.

Closing Indicative Value: The closing indicative value for each ETN on any given calendar day will be calculated in the following manner: The closing indicative value on the inception date will equal $50. On each subsequent calendar day until maturity or early redemption, the closing indicative value will equal (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calendar day (or, if such day is not an index business day, one) minus (3) the investor fee on such calendar day minus (4) the futures execution cost on such calendar day. An “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents/1176373643795.html or any successor website thereto.

Daily Index Factor: The daily index factor for each ETN on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

Investor Fee: The investor fee for each ETN is 0.75% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.75% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year.

Futures Execution Cost: The futures execution cost is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost per ETN on any given calendar day will be calculated in the following manner: The futures execution cost on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the futures execution cost for each ETN will be equal to (1) 0.10% times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) divided by (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

Because the investor fee and futures execution cost reduce the amount of your return at maturity or upon redemption, and the investor fee and futures execution cost reduce the amount of your return upon early redemption, the level of the Index will need to increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption. If the increase in the level of the Index is insufficient to offset the negative effect of the investor fee and futures execution cost, or the level of the Index decreases, you will receive less than the principal amount of your investment at maturity or upon redemption.

Early Redemption

Holder Redemption: Subject to the notification requirements described below, you may redeem your ETNs on any redemption date during the term of the ETNs. If you redeem your ETNs, you will receive a cash payment in U.S. dollars per ETN on such date in an amount equal to the closing indicative value on the applicable valuation date. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. In order to redeem your ETNs on a redemption date, you must deliver a notice of holder redemption to us via email by no later than 4:00 p.m., New York City time, on the business day prior

*

1,000,000 ETNs, principal amount $50 each, were issued on April 26, 2011, an additional 500,000 ETNs, principal amount $50 each were issued on November 20, 2012 and an additional 1,000,000 ETNs, principal amount $50 each, are expected to be issued on December 6, 2012.

Cover Page, continued:

to the applicable valuation date and follow the procedures set forth under “Specific Terms of the ETNs—Redemption Procedures”. If you fail to comply with these procedures, your notice will be deemed ineffective.

Issuer Redemption: We may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. To exercise our right to redeem, we must deliver notice to the holders of the ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date.

Valuation Date: A valuation date means each business day from April 20, 2011 to April 15, 2041, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to April 15, 2041 as the “final valuation date”.

Redemption Date: In the case of holder redemption, a redemption date is the third business day following each valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date. In the case of issuer redemption, the redemption date for the ETNs is the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

Trading Day: A trading day is a day on which (i) the value of the Index is published by the index sponsor, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the calculation agent in its sole discretion.

We sold a portion of the ETNs on the inception date at 100% of the stated principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent. Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs. Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

We may use this pricing supplement in the initial sale of ETNs. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any ETNs after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale or in a notice delivered at the same time as the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

You may lose some or all of your principal if you invest in the ETNs. Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. See “Risk Factors” beginning on page PS-9 of this pricing supplement for risks relating to an investment in the ETNs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Patent pending

Pricing Supplement dated December 5, 2012

Issued in denominations of $50

PRICING SUPPLEMENT

PROSPECTUS SUPPLEMENT

SUMMARY	S-1
RISK FACTORS	S-6
DESCRIPTION OF MEDIUM-TERM NOTES	S-32
TERMS OF THE NOTES	S-38
INTEREST MECHANICS	S-45
CERTAIN FEATURES OF THE NOTES	S-48
DESCRIPTION OF UNIVERSAL WARRANTS	S-57
TERMS OF THE WARRANTS	S-62
CERTAIN FEATURES OF THE WARRANTS	S-66
REFERENCE ASSETS	S-72
CLEARANCE AND SETTLEMENT	S-114
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-120
PLAN OF DISTRIBUTION	S-122
USE OF PROCEEDS AND HEDGING	S-131
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	S-132
VALIDITY OF SECURITIES	S-147

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
DESCRIPTION OF DEBT SECURITIES	3
DESCRIPTION OF WARRANTS	20
GLOBAL SECURITIES	31
CLEARANCE AND SETTLEMENT	32
DESCRIPTION OF PREFERENCE SHARES	36
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	42
DESCRIPTION OF SHARE CAPITAL	48
TAX CONSIDERATIONS	49
PLAN OF DISTRIBUTION	68
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	71
WHERE YOU CAN FIND MORE INFORMATION	71
FURTHER INFORMATION	72
VALIDITY OF SECURITIES	72
EXPERTS	72
EXPENSES OF ISSUANCE AND DISTRIBUTION	73

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the iPath® Seasonal Natural Gas Exchange-Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the ETNs. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated August 31, 2010, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated May 27, 2011, which supplements the prospectus.

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. We may consolidate the additional securities to form a single class with the outstanding ETNs.

This section summarizes the following aspects of the ETNs:

•	What are the ETNs and how do they work?

•	How do you redeem your ETNs?

•	What are some of the risks of the ETNs?

•	Is this the right investment for you?

•	What are the tax consequences?

What Are the ETNs and How Do They Work?

The ETNs are medium-term notes that are uncollateralized debt obligations of Barclays Bank PLC and are linked to the performance of the Barclays Natural Gas Seasonal TR Index (the “Index”). The ETNs will be issued in denominations of $50.

The Index

The return on the ETNs is linked to the performance of the Index. The Index reflects the returns available by maintaining a rolling position in Henry Hub Natural Gas futures contracts (the “Natural Gas futures” and each, a “Natural Gas futures contract”) plus the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Index is composed of a single Natural Gas futures contract that, except during the roll period, is either the contract that is scheduled to expire in December of the relevant current calendar year, or the contract scheduled to expire in December of the immediately following calendar year. The Index maintains its exposure to Natural Gas futures by closing out its position in the Natural Gas futures contract that is scheduled to expire in December of the current calendar year in October of such calendar year and establishing a new position in the Natural Gas futures contract scheduled to expire in December of the immediately following calendar year. The Index is maintained and calculated by Barclays Bank PLC (in such capacity, the “index sponsor”).

Inception, Issuance and Maturity

The ETNs were first sold on April 20, 2011, which we refer to as their “inception date”. The ETNs were first issued on April 26, 2011, and will be due on April 18, 2041.

Payment at Maturity or Upon Early Redemption

If you or we have not previously redeemed your ETNs, you will receive a cash payment in U.S. dollars at maturity per ETN in an amount equal to the applicable closing indicative value on the final valuation date. Prior to maturity, you may, subject to certain restrictions, redeem your ETNs on any redemption date during the term of the ETNs, provided that you present at least 50,000 ETNs for redemption, or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum. If you choose to redeem your ETNs on a redemption date, you will receive a cash payment in U.S. dollars per ETN on such date in an amount equal to the closing indicative value on the applicable valuation date.

Prior to maturity, we may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date.

The “closing indicative value” for the ETNs on any calendar day will be calculated in the following manner. The closing indicative value on the inception date will equal $50. On each subsequent calendar day until maturity or holder redemption or issuer redemption (together, “early redemption”), the closing indicative value will equal (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calendar day (or, if such day is not an index business day, one) minus (3) the investor fee on such calendar day minus (4) the futures execution cost on such calendar day.

The “daily index factor” for each ETN on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

The “investor fee” for each ETN is 0.75% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.75% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year.

The “futures execution cost” is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost per ETN on any given calendar day will be calculated in the following manner: The futures execution cost on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the futures execution cost for each ETN will be equal to (1) 0.10% times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) divided by (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

An “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents/1176373643795.html or any successor website thereto.

A “valuation date” is each business day from April 20, 2011 to April 15, 2041, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to April 15, 2041 as the “final valuation date”.

A “redemption date” is:

•

in the case of holder redemption, the third business day following a valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date; and

•

in the case of issuer redemption, the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

A “trading day” is a day on which (i) the value of the Index is published by the index sponsor, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index (each, an “index component”) are traded, in each case as determined by the calculation agent in its sole discretion.

We will not pay you interest during the term of the ETNs.

For a further description of how your payment at maturity will be calculated, see “—Hypothetical Examples” and “Specific Terms of the ETNs” in this pricing supplement.

Because the investor fee and futures execution cost reduce the amount of your return at maturity or upon early redemption, the level of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon early redemption. If the level of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon early redemption.

How Do You Redeem Your ETNs?

To redeem your ETNs, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•

deliver a notice of holder redemption, which is attached as Annex A, to us via email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of holder redemption, which is attached as Annex B;

•

deliver the signed confirmation of holder redemption to us via facsimile in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•

instruct your Depository Trust Company (“DTC”) custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price equal to the applicable closing indicative value, facing Barclays DTC 5101; and

•

cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of holder redemption by 4:00 p.m., New York City time, or your confirmation of holder redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date. Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

What Are Some of the Risks of the ETNs?

An investment in the ETNs involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in the section entitled “Risk Factors” in this pricing supplement.

•

Uncertain Principal Repayment—If the value of the Index decreases, or does not increase by an amount greater than the investor fee and futures execution cost applicable to your ETNs, you will receive less than your original investment in the ETNs.

•

Conflicts of Interest with the Index Sponsor—Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the ETNs. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

•

Commodity Market Risk—The return on the ETNs is linked to the performance of the Index which, in turn, is linked to the price of the futures contracts on physical commodities (which currently includes only the Henry Hub Natural Gas futures contract traded on the New York Mercantile Exchange). Commodity prices may change unpredictably, affecting the value of the index components and, consequently, the value of your ETNs in unforeseeable ways.

•

Limited or Lack of Portfolio Diversification—The index components are concentrated in the commodity of natural gas. Your investment may therefore carry risks similar to a concentrated securities investment one industry or sector.

•	No Interest Payments—You will not receive any periodic interest payments on the ETNs.

•	A Trading Market for the ETNs May Not Exist—Although we have listed the ETNs on NYSE Arca, a trading market for the

ETNs may not exist at any time. Even if there is a secondary market for the ETNs, it may not provide enough liquidity to trade or sell your ETNs easily. In addition, although certain affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions in the ETNs, they are not required to do so, and if they decide to engage in such transactions, they may stop at any time. We are not required to maintain any listing of the ETNs on any securities exchange.

•

Issuer Redemption—Subject to the procedures described in this pricing supplement, we have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity.

Is This the Right Investment for You?

The ETNs may be a suitable investment for you if:

•

You are willing to accept the risk of fluctuations in commodity prices in general and the prices of the index components (which currently includes only the Henry Hub Natural Gas futures contract traded on the New York Mercantile Exchange) in particular.

•	You believe the value of the Index will increase by an amount sufficient to offset the investor fee and futures execution cost during the term of the ETNs.

•	You are willing to hold securities that are subject to the issuer redemption right on or after the inception date.

•	You seek an investment with a return linked to the performance of the Index.

•	You do not seek current income from this investment.

•	You do not seek a guaranteed return of principal.

The ETNs may not be a suitable investment for you if:

•

You are not willing to be exposed to fluctuations in commodity prices in general and the prices of the index components (which currently includes only the Henry Hub Natural Gas futures contract traded on the New York Mercantile Exchange) in particular.

•	You believe the value of the Index will decrease or will not increase by an amount sufficient to offset the investor fee and futures execution cost during the term of the ETNs.

•	You are not willing to hold securities that are subject to the issuer redemption right on or after the inception date.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek a guaranteed return of principal.

What Are the Tax Consequences?

Absent a change in law or an administrative or judicial ruling to the contrary, pursuant to the terms of the ETNs, by purchasing the ETNs you agree to treat the ETNs for all U.S. federal income tax purposes as a pre-paid executory contract with respect to the Index. If the ETNs are so treated, you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time and your tax basis in the ETNs.

The U.S. federal income tax consequences of your investment in the ETNs are uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, the ETNs should be treated as described above. However, it is possible that the Internal Revenue Service may assert an alternative treatment. Because of this uncertainty, we urge you to consult your own tax advisor as to the tax consequences of your investment in the ETNs.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the ETNs, including possible alternative treatments for your ETNs, see “Material U.S. Federal Income Tax Considerations” below.

Conflicts of Interest

Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720, as administered by the Financial Industry Regulatory Authority (“FINRA”). Consequently, this offering is being conducted in compliance with the provisions of Rule 2720 (or any successor rule thereto). For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Hypothetical Examples

The following examples show how the ETNs would perform in hypothetical circumstances, assuming a starting level of 100.000.

Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year. Similarly, the net effect of the index roll cost accumulates over time and is subtracted at the rate of 0.10% per year. The figures in these examples use the annualized effect of the investor fee and futures execution cost for convenience.

The hypothetical examples in this section do not take into account the effects of applicable taxes. The after-tax return you receive on your ETNs will depend on the U.S. tax treatment of your ETNs and on your particular circumstances. Accordingly, the after-tax rate of return of your ETNs could be different than the after-tax return of a direct investment in the Index components or the Index.

Figures for year 30 are as of the final valuation date, and figures of each year prior to year 30 represent the hypothetical amount that would be paid upon early redemption at each anniversary of the inception date, assuming that the relevant valuation date for each early redemption occurs on each anniversary of the inception date.

A	B	C	D	E	F	G
Year	Index Level	Annualized Index Return	Yearly Fee	Futures Execution Cost	Total	Closing Indicative Value
A	B	C	C × Previous CINV × 0.75%	C × Previous CINV × 0.10%	Running total of D and E	C × Previous CINV – D-E
0	100.0000	—	—	—	—	$50.0000
1	103.0000	3.00%	$0.3863	$0.0515	$0.4378	$51.0623
2	106.0900	3.00%	$0.3945	$0.0526	$0.4378	$52.1471
3	109.2727	3.00%	$0.4028	$0.0537	$0.8848	$53.2549
4	112.5509	3.00%	$0.4114	$0.0549	$1.3413	$54.3863
5	115.9274	3.00%	$0.4201	$0.0560	$1.8076	$55.5418
6	119.4052	3.00%	$0.4291	$0.0572	$2.2837	$56.7218
7	122.9874	3.00%	$0.4382	$0.0584	$2.7700	$57.9268
8	126.6770	3.00%	$0.4475	$0.0597	$3.2666	$59.1575
9	130.4773	3.00%	$0.4570	$0.0609	$3.7738	$60.4143
10	134.3916	3.00%	$0.4667	$0.0622	$4.2917	$61.6978
11	138.4234	3.00%	$0.4766	$0.0635	$4.8206	$63.0085
12	142.5761	3.00%	$0.4867	$0.0649	$5.3608	$64.3472
13	146.8534	3.00%	$0.4971	$0.0663	$5.9124	$65.7142
14	151.2590	3.00%	$0.5076	$0.0677	$6.4758	$67.1103
15	155.7967	3.00%	$0.5184	$0.0691	$7.0511	$68.5361
16	160.4706	3.00%	$0.5294	$0.0706	$7.6387	$69.9921
17	165.2848	3.00%	$0.5407	$0.0721	$8.2387	$71.4791
18	170.2433	3.00%	$0.5522	$0.0736	$8.8515	$72.9977
19	175.3506	3.00%	$0.5639	$0.0752	$9.4773	$74.5485
20	180.6111	3.00%	$0.5759	$0.0768	$10.1164	$76.1323
21	186.0295	3.00%	$0.5881	$0.0784	$10.7690	$77.7497
22	191.6103	3.00%	$0.6006	$0.0801	$11.4356	$79.4015
23	197.3587	3.00%	$0.6134	$0.0818	$12.1163	$81.0884
24	203.2794	3.00%	$0.6264	$0.0835	$12.8114	$82.8111
25	209.3778	3.00%	$0.6397	$0.0853	$13.5214	$84.5704
26	215.6591	3.00%	$0.6533	$0.0871	$14.2464	$86.3671
27	222.1289	3.00%	$0.6672	$0.0890	$14.9868	$88.2020
28	228.7928	3.00%	$0.6814	$0.0908	$15.7429	$90.0759
29	235.6566	3.00%	$0.6958	$0.0928	$16.5151	$91.9895
30	242.7262	3.00%	$0.7106	$0.0947	$17.3038	$93.9438

			Annualized Index Return			3.00%
			Annualized ETN Return			2.12%

A	B	C	D	E	F	G
Year	Index Level	Annualized Index Return	Yearly Fee	Futures Execution Cost	Total	Closing Indicative Value
A	B	C	C × Previous CINV × 0.75%	C × Previous CINV × 0.10%	Running total of D and E	C × Previous CINV – D-E
0	100.0000	—	—	—	—	$50.0000
1	100.5000	0.50%	$0.3769	$0.0503	$0.4271	$49.8229
2	101.0025	0.50%	$0.3755	$0.0501	$0.8527	$49.6464
3	101.5075	0.50%	$0.3742	$0.0499	$1.2768	$49.4705
4	102.0151	0.50%	$0.3729	$0.0497	$1.6994	$49.2953
5	102.5251	0.50%	$0.3716	$0.0495	$2.1205	$49.1206
6	103.0378	0.50%	$0.3702	$0.0494	$2.5402	$48.9466
7	103.5529	0.50%	$0.3689	$0.0492	$2.9583	$48.7732
8	104.0707	0.50%	$0.3676	$0.0490	$3.3749	$48.6004
9	104.5911	0.50%	$0.3663	$0.0488	$3.7901	$48.4283
10	105.1140	0.50%	$0.3650	$0.0487	$4.2038	$48.2567
11	105.6396	0.50%	$0.3637	$0.0485	$4.6160	$48.0858
12	106.1678	0.50%	$0.3624	$0.0483	$5.0268	$47.9154
13	106.6986	0.50%	$0.3612	$0.0482	$5.4361	$47.7457
14	107.2321	0.50%	$0.3599	$0.0480	$5.8440	$47.5765
15	107.7683	0.50%	$0.3586	$0.0478	$6.2504	$47.4080
16	108.3071	0.50%	$0.3573	$0.0476	$6.6554	$47.2401
17	108.8487	0.50%	$0.3561	$0.0475	$7.0589	$47.0727
18	109.3929	0.50%	$0.3548	$0.0473	$7.4611	$46.9060
19	109.9399	0.50%	$0.3536	$0.0471	$7.8618	$46.7398
20	110.4896	0.50%	$0.3523	$0.0470	$8.2610	$46.5742
21	111.0420	0.50%	$0.3511	$0.0468	$8.6589	$46.4092
22	111.5972	0.50%	$0.3498	$0.0466	$9.0553	$46.2448
23	112.1552	0.50%	$0.3486	$0.0465	$9.4504	$46.0810
24	112.7160	0.50%	$0.3473	$0.0463	$9.8440	$45.9178
25	113.2796	0.50%	$0.3461	$0.0461	$10.2363	$45.7551
26	113.8460	0.50%	$0.3449	$0.0460	$10.6272	$45.5930
27	114.4152	0.50%	$0.3437	$0.0458	$11.0166	$45.4315
28	114.9873	0.50%	$0.3424	$0.0457	$11.4047	$45.2706
29	115.5622	0.50%	$0.3412	$0.0455	$11.7915	$45.1102
30	116.1400	0.50%	$0.3400	$0.0453	$12.1768	$44.9504

			Annualized Index Return			0.50%
			Annualized ETN Return			-0.35%

A	B	C	D	E	F	G
Year	Index Level	Annualized Index Return	Yearly Fee	Futures Execution Cost	Total	Closing Indicative Value
A	B	C	C × Previous CINV × 0.75%	C × Previous CINV × 0.10%	Running total of D and E	C × Previous CINV – D-E
0	100.0000	—	—	—	—	$50.0000
1	103.0000	3.00%	$0.3863	$0.0515	$0.4378	$51.0623
2	106.0900	3.00%	$0.3945	$0.0526	$0.8848	$52.1471
3	109.2727	3.00%	$0.4028	$0.0537	$1.3413	$53.2549
4	112.5509	3.00%	$0.4114	$0.0549	$1.8076	$54.3863
5	115.9274	3.00%	$0.4201	$0.0560	$2.2837	$55.5418
6	119.4052	3.00%	$0.4291	$0.0572	$2.7700	$56.7218
7	122.9874	3.00%	$0.4382	$0.0584	$3.2666	$57.9268
8	126.6770	3.00%	$0.4475	$0.0597	$3.7738	$59.1575
9	130.4773	3.00%	$0.4570	$0.0609	$4.2917	$60.4143
10	134.3916	3.00%	$0.4667	$0.0622	$4.8206	$61.6978
11	138.4234	3.00%	$0.4766	$0.0635	$5.3608	$63.0085
12	142.5761	3.00%	$0.4867	$0.0649	$5.9124	$64.3472
13	146.8534	3.00%	$0.4971	$0.0663	$6.4758	$65.7142
14	151.2590	3.00%	$0.5076	$0.0677	$7.0511	$67.1103
15	155.7967	3.00%	$0.5184	$0.0691	$7.6387	$68.5361
16	151.2590	-2.91%	$0.4990	$0.0665	$8.2042	$65.9743
17	146.8534	-2.91%	$0.4804	$0.0641	$8.7487	$63.5082
18	142.5761	-2.91%	$0.4624	$0.0617	$9.2728	$61.1344
19	138.4234	-2.91%	$0.4452	$0.0594	$9.7773	$58.8493
20	134.3916	-2.91%	$0.4285	$0.0571	$10.2629	$56.6496
21	130.4773	-2.91%	$0.4125	$0.0550	$10.7304	$54.5321
22	126.6770	-2.91%	$0.3971	$0.0529	$11.1805	$52.4938
23	122.9874	-2.91%	$0.3822	$0.0510	$11.6137	$50.5316
24	119.4052	-2.91%	$0.3679	$0.0491	$12.0307	$48.6428
25	115.9274	-2.91%	$0.3542	$0.0472	$12.4321	$46.8246
26	112.5509	-2.91%	$0.3410	$0.0455	$12.8185	$45.0744
27	109.2727	-2.91%	$0.3282	$0.0438	$13.1905	$43.3895
28	106.0900	-2.91%	$0.3159	$0.0421	$13.5486	$41.7677
29	103.0000	-2.91%	$0.3041	$0.0406	$13.8932	$40.2065
30	100.0000	-2.91%	$0.2928	$0.0390	$14.2250	$38.7036

			Annualized Index Return			0.00%
			Annualized ETN Return			-0.85%

RISK FACTORS

The ETNs are unsecured promises of Barclays Bank PLC and are not secured debt. The ETNs are riskier than ordinary unsecured debt securities. The return on the ETNs is linked to the performance of the Index. Investing in the ETNs is not equivalent to investing directly in index components or the Index itself. See “The Index” below for more information.

This section describes the most significant risks relating to an investment in the ETNs. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the ETNs.

Even If the Value of the Index at Maturity or upon Early Redemption Exceeds the Initial Level, You May Receive Less Than the Principal Amount of Your ETNs

Because the investor fee and the futures execution cost reduces the amount of your return at maturity or upon early redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon early redemption of your ETNs. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year. Similarly, the futures execution cost is subtracted from the closing indicative value on a daily basis on each roll day and the net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year. Therefore, if the value of the Index decreases or does not increase sufficiently to offset the investor fee and the futures execution cost, you will receive less than the principal amount of your investment at maturity or upon early redemption of your ETNs.

You Will Not Benefit from Any Increase in the Value of the Index If Such Increase Is Not Reflected in the Value of the Index on the Applicable Valuation Date

If the Index does not increase by an amount sufficient to offset the investor fee and the futures execution cost between the inception date and the applicable valuation date (including the final valuation date), we will pay you less than the principal amount of your ETNs at maturity or upon early redemption. This will be true even if the value of the Index as of some date or dates prior to the applicable valuation date would have been sufficiently high to offset the investor fee and the futures execution cost.

Unlike Certain Investments That Are Linked to an Index Comprised of a Commodity Futures Contract That is Rolled on a Monthly Basis, the Index Maintains Its Position in Natural Gas Futures by Rolling on an Annual Basis; Accordingly, the ETNs Are Less Exposed to Short-Term Factors Affecting Natural Gas Prices

The ETNs operate differently than certain investments that are linked to an index comprised of a single commodity futures contract that maintains its position in the relevant commodity futures by “rolling” into a new commodity futures contract on a monthly basis. Rolling is the process by which a futures contract approaching expiration is replaced by a similar contract that has a later expiration. For example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. The ETNs are linked to the Index, which maintains its position in Natural Gas futures by rolling into a new Natural Gas futures contract with a December expiration on an annual basis. Specifically, in October of each calendar year, the Index closes out its position in the Natural Gas futures contract expiring in December of such calendar year and rolls into a Natural Gas futures contract expiring in December of the immediately following calendar year. Because the Index rolls into a contract that is a full year out, the performance of the Index will be less affected by short-term economic, weather and other factors at any given time, which might be captured by an index that rolls on a monthly basis. Instead, the Index will be affected by longer term projections of natural gas prices that may be observed in the winter months of the northern hemisphere. Accordingly, if short-term factors develop in a manner that results in short-term price increases in natural gas and Natural Gas futures, the Index and thus the value of the ETNs may not benefit from such developments, whereas a comparable index that rolls on a monthly basis may benefit from such short-term factors and price increases.

There Are Restrictions on the Minimum Number of ETNs You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of holder redemption from you by no later than 4:00 p.m., New York City time, and a confirmation of holder redemption by no later than 5:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we do not receive your notice of holder redemption by 4:00 p.m., New York City time, or your confirmation of holder redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date. Your notice of holder redemption and confirmation of holder redemption will not be effective until we confirm receipt. See “Specific Terms of the ETNs—Redemption Procedures” for more information.

We May Redeem the ETNs at Any Time on or after the Inception Date

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. In this scenario, the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the tenth calendar day following the date on which we deliver such notice.

If we exercise our right to redeem the ETNs, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment. Our right to redeem the ETNs may also adversely impact your ability to sell your ETNs, and/or the price at which you may be able to sell your ETNs, following delivery of the issuer redemption notice.

The Market Value of the ETNs May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of the ETNs may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell the ETNs in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the ETNs. We expect that generally the value of Natural Gas futures and the Index will affect the market value of the ETNs more than any other factor. Other factors that may influence the market value of the ETNs include:

•	prevailing spot price for the natural gas;

•	the time remaining to the maturity of the ETNs;

•	supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker;

•

economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the Index or the market price of the Natural Gas futures (see “—Natural Gas Prices May Change Unpredictably, Affecting the Value of the Index and the Value of the ETNs in Unforeseeable Ways” for more information);

•	the general interest rate environment; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Suspension or Disruption of Market Trading in Natural Gas and Related Futures May Adversely Affect the Value of Your ETNs

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in the prices of some futures contracts that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index and, therefore, the value of the ETNs.

Future Prices of Natural Gas That Are Different Relative to Their Current Prices May Result in a Reduced Amount Payable at Maturity or Upon Early Redemption

As discussed above, the ETNs are linked to the Index, which maintains its position in Natural Gas futures by rolling into a new Natural Gas futures contract on an annual basis. By rolling a Natural Gas futures contract with a December expiration in October of each calendar year, the Index seeks to minimize the effects of negative “roll yield” that has been generally observed historically when Natural Gas futures are rolled on a monthly basis. “Roll yield” is any profit (i.e., positive roll yield) or loss (i.e., negative roll yield) realized when rolling the futures contract. Positive or negative roll yield is largely determined by whether the relevant futures contracts are trading in a “backwardated” or “contango” market. If the market for a particular commodity futures contract is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the near-dated contract may take place at a price that is higher than the price of the longer-dated contract, thereby creating a positive roll yield. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. In contrast, if the market for a particular commodity futures contract is in “contango”, which means that the prices of futures contracts are higher in the distant delivery months than in the nearer delivery months, the sale of the near-dated contract may take place at a price that is lower than the price of the longer-dated contract, thereby creating a negative roll yield.

Although Natural Gas futures contracts have tended to trade historically in contango markets, there have been instances during a given year that Natural Gas futures contracts have traded in backwardation. Accordingly, by rolling annually as opposed to monthly, the Index may not capture positive roll yield, if any, that may be available on a monthly basis during the term of the ETNs.

Historical Trends in the Supply and Demand of Natural Gas and the Prices of Natural Gas Futures Should Not Be Taken as an Indication of the Future Performance of Natural Gas and Natural Gas Futures During the Term of the ETNs

By rolling a Natural Gas futures contract with a December expiration in October of each calendar year, the Index has been designed to take into account the historically observed seasonality of natural gas prices. In particular, Natural Gas futures contracts have been priced at a premium during winter months in the northern hemisphere as compared to summer months as a result of greater demand for natural gas in the winter months than in the summer months in the northern hemisphere, as well as due to the likelihood of winter price spikes linked to the Atlantic hurricane season and low inventory of natural gas before the winter months. However, there is no assurance that historical trends of supply and demand of natural gas and related seasonality of prices of natural gas and Natural Gas futures contracts will be present over the term of the ETNs, which could have an adverse effect on the level of the Index and the value of the ETNs.

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the ETNs and the Amounts Payable on Your ETNs

The Natural Gas futures contracts that underlie the Index are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress has enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also authorizes the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation. The legislation also requires the CFTC to apply its position limits on physical commodities across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which have been adopted but have not yet become effective, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the ETNs. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the Natural Gas futures contracts that underlie the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the ETNs and the amounts payable on the ETNs at maturity or upon redemption. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.

Moreover, even if such legislative, regulatory or other market changes do not result in an issuer redemption, or we do not exercise our right to redeem the ETNs, the restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the Natural Gas futures contracts included in the Index, which could adversely affect the prices of such contracts and, in turn, the return on and the value of the ETNs.

Concentration Risks Associated with the Index May Adversely Affect the Value of the ETNs

Because the ETNs are linked to the Index, which maintains a rolling position in natural gas futures contracts, they will be less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware, in particular, that other commodities indices may be more diversified in terms of both the number of and variety of futures contracts on commodities than the Index. Your investment may carry risks similar to a concentrated securities investment in one issuer.

The Natural Gas Futures May Not Be Traded on a Regulated Futures Exchanges in the Future

The Index is currently based solely on Natural Gas futures, which are traded on the New York Mercantile Exchange (the “NYMEX”), a regulated futures exchange (referred to in the United States as “designated contract market”). However, the Index may in the future be comprised of an over-the-counter contract (such as a swap or a forward contract) traded on a trading facility that is the subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in an index, may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

The Closing Price of the Relevant Natural Gas Futures Contract May Not Be Readily Available

As described in the section entitled “The Index” in this pricing supplement, the closing price of the relevant Natural Gas futures contract is calculated and published by the NYMEX. The closing price of the relevant Natural Gas futures contract is used to calculate the level of the Index. Any disruption in trading of the relevant Natural Gas futures contract on the NYMEX or on any successor exchange could delay the release or availability of the relevant closing prices. This may delay or prevent the calculation of the Index.

Natural Gas Prices May Change Unpredictably, Affecting the Value of the Index and the Value of the ETNs in Unforeseeable Ways

Trading in futures contracts on physical commodities, including trading in the Natural Gas futures, is speculative and can be extremely volatile. Market prices of the Natural Gas futures may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized), including, without limitation, disruptions in the supply chain or in the production of supply of other energy sources, (such as liquid natural gas (LNG)), changes in the level of industrial and commercial activity with high levels of energy demand, inventory levels and adjustments to inventory (as inventory levels tend to have an inverse relationship with price); weather (including, without limitation, unseasonably cold or warm weather during the winter months, which can cause price spikes or drops during the winter, and hurricanes, particularly those that affect the supply of natural gas from the Gulf of Mexico); price changes in alternative sources of energy; variations in production and shipping costs; costs associated with regulatory compliance, including environmental regulations; changes in industrial, government and consumer demand, both in individual consuming nations and internationally; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” price of natural gas may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of natural gas. These factors may affect the value of the Index and therefore the value of the ETNs in varying ways, and different factors may cause the prices of Natural Gas futures, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Historical Values of the Index or the Natural Gas Futures Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the ETNs

The actual performance of the Index the Natural Gas futures over the term of the ETNs, as well as the amount payable at maturity or upon early redemption, may bear little relation to the historical values of the Index or the Natural Gas futures, which have been highly volatile.

Changes in the Treasury Bill Rate of Interest May Affect the Value of the Index and the ETNs

Because the value of the Index is linked, in part, to the Treasury Bill rate of interest that could be earned on cash collateral invested in specified Treasury Bills, changes in the Treasury Bill rate of interest may affect the amount payable on the ETNs at maturity or upon early redemption and, therefore, the market value of the ETNs. Assuming the trading prices of the Natural Gas futures to which the ETNs are linked remain constant, an increase in the Treasury Bill rate of interest will increase the value of the Index and, therefore, the value of the ETNs. A decrease in the Treasury Bill rate of interest will adversely impact the value of the Index and, therefore, the value of the ETNs.

Changes in Our Credit Ratings May Affect the Market Value of Your ETNs

Our credit ratings are an assessment of our ability to pay our obligations, including those on the ETNs. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your ETNs. However, because the return on your ETNs is dependent upon certain factors in addition to our ability to pay our obligations on your ETNs, an improvement in our credit ratings will not reduce the other investment risks related to your ETNs.

You Will Not Receive Interest Payments on the ETNs or Have Rights in the Natural Gas Futures

You will not receive any periodic interest payments on the ETNs. As an owner of the ETNs, you will not have rights that investors in the Natural Gas futures may have. Your ETNs will be paid in cash, and you will have no right to receive delivery of the Natural Gas futures or commodities underlying the index components.

There May Not Be an Active Trading Market in the ETNs; Sales in the Secondary Market May Result in Significant Losses

Although we have listed the ETNs on NYSE Arca, a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, it may not provide enough liquidity to trade or sell your ETNs easily. In addition, although certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, they are not required to do so, and if they decide to engage in such transactions, they may stop at any time. We are not required to maintain any listing of the ETNs on any securities exchange.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in Instruments Linked to the Index or the Natural Gas Futures May Impair the Market Value of the ETNs

As described in the section entitled “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our obligations under the ETNs by purchasing natural gas, futures or options on natural gas (including the Natural Gas futures) or the Index, or other derivative instruments with returns linked to the performance of the Natural Gas futures or the Index, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Natural Gas futures and the value of the Index and, therefore, the market value of the ETNs. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the ETNs declines.

We or one or more of our affiliates may also engage in trading in natural gas, futures or options on natural gas (including the Natural Gas futures) or the Index, and other investments relating to the Natural Gas futures or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Natural Gas futures or the value of the Index and, therefore, the market value of the ETNs. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the ETNs. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

The Liquidity of the Market for the ETNs May Vary Materially Over Time

As stated on the cover of this pricing supplement, we sold a portion of the ETNs on the inception date, and the remainder of the ETNs may be offered and sold from time to time through Barclays Capital Inc., our affiliate, as agent. Also, the number of ETNs outstanding or held by persons other than our affiliates could be reduced at any time due to holder redemptions of the ETNs. Accordingly, the liquidity of the market for the ETNs could vary materially over the term of the ETNs. While you may elect to redeem your ETNs prior to maturity, holder redemption is subject to the conditions and procedures described elsewhere in this pricing supplement, including the condition that you must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.

Our Business Activities May Create Conflicts of Interest

We and our affiliates expect to play a variety of roles in connection with the issuance of the ETNs. As noted above, we and our affiliates expect to engage in trading activities related to natural gas, futures or options on natural gas (including the Natural Gas futures) or the Index, or other derivative instruments with returns linked to futures interest rates or the Index that are not for the accounts of holders of the ETNs or on their behalf. These trading activities may present a conflict between the holders’ interest in the ETNs and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Index, could be adverse to the interests of the holders of the ETNs.

Moreover, we and our affiliates have published and in the future expect to publish research reports with respect to natural gas and Natural Gas futures contracts. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the ETNs. The research should not be viewed as a recommendation or endorsement of the ETNs in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect prevailing prices of natural gas, Natural Gas futures contracts and the Index value and, therefore, the market value of the ETNs. With respect to any of the activities described above, neither Barclays Bank PLC nor any of its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

As Index Sponsor, Barclays Bank PLC Will Have the Authority to Make Determinations That Could Materially Affect the ETNs in Various Ways and Create Conflicts of Interest

Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index. As discussed in “Specific Terms of the ETNs—Discontinuance or Modification of the Index” in this pricing supplement, the index sponsor has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may adversely affect the value of the ETNs.

The role played by the index sponsor, and the exercise of the kinds of discretion described above and in “Specific Terms of the ETNs—Discontinuance or Modification of the Index” could present it with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the ETNs. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

The Policies of the Index Sponsor and Changes That Affect the Composition and Valuation of the Index or the Index Components Could Affect the Amount Payable on the ETNs and Their Market Value

The policies of the index sponsor concerning the calculation of the level of the Index could affect the value of the Index and, therefore, the amount payable on the ETNs at maturity or upon early redemption and the market value of the ETNs prior to maturity.

The index sponsor may modify the methodology for calculating the Index value. In addition, as described in “The Index—Modifications to the Index” in this pricing supplement, under a number of circumstances the index sponsor may make certain changes to the way in which the Index is calculated. The index sponsor may also discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Index. Any such changes could adversely affect the value of the ETNs.

If events such as these occur, or if the Index value is not available or cannot be calculated for any reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the Index value. The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the ETNs—Discontinuation or Modification of the Index” and “Specific Terms of the ETNs—Role of Calculation Agent”.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Currently, Barclays Bank PLC serves as the calculation agent. The calculation agent will, among other things, decide the amount of the return paid out to you on the ETNs at maturity or upon early redemption. For a more detailed description of the calculation agent’s role, see “Specific Terms of the ETNs—Role of Calculation Agent” in this pricing supplement.

If the index sponsor were to discontinue or suspend calculation or publication of the Index, it may become difficult to determine the market value of the ETNs. If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the value of the Index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the ETNs – Role of Calculation Agent” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our or our affiliates’ hedge positions. Since these determinations by the calculation agent may affect the market value of the ETNs, the calculation agent may have a conflict of interest if it needs to make any such decision.

If a Market Disruption Event Has Occurred or Exists on a Valuation Date, the Calculation Agent Can Postpone the Determination of the Closing Indicative Value or the Maturity Date or a Redemption Date

The determination of the value of the Index on a valuation date, including the final valuation date, may be postponed if the calculation agent determines that a market disruption event with respect to the Index has occurred or is continuing on such valuation date. If such a postponement occurs, if the relevant Natural Gas futures contract(s) are unaffected by the market disruption event, their values shall be determined on the scheduled valuation date, and if the relevant Natural Gas futures contract(s) are affected, their values shall be determined using the closing values of the relevant Natural Gas futures contract(s) on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a valuation date for the ETNs be postponed by more than five trading days. As a result, the maturity date or a redemption date (in the case of either holder redemption or issuer redemption) for the ETNs could also be postponed, although not by more than five trading days. If a valuation date is postponed until the fifth trading day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the Index value for such day. See “Specific Terms of the ETNs—Market Disruption Event” in this pricing supplement.

Postponement of a Valuation Date May Result in a Reduced Amount Payable at Maturity or Upon Early Redemption

As the payment at maturity or upon early redemption is a function of, among other things, the applicable daily index factor on the final valuation date or applicable valuation date, as the case may be, the postponement of any valuation date may result in the application of a different applicable daily index factor and, accordingly, decrease the payment you receive at maturity or upon early redemption.

The Tax Consequences are Uncertain

The U.S. federal income tax treatment of the ETNs is uncertain and the Internal Revenue Service could assert that the ETNs should be taxed in a manner that is different than described in this pricing supplement. As discussed further below, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the ETNs and whether all or part of the gain you may recognize upon the sale, early redemption or maturity of an instrument such as the ETNs could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the ETNs even though you will not receive any payments with respect to the ETNs until maturity. The outcome of this process is uncertain. Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the ETNs after the bill was enacted to accrue interest income on a current basis. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ETNs.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the index components. In such a case, it is possible that Section 1256 of the Internal Revenue Code could apply to your ETNs, in which case any gain or loss that you recognize with respect to the ETNs that is attributable to the regulated futures contracts represented in the Index could be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ETNs. Under this approach, you could also be required to mark such portion of the ETNs to market at the end of each taxable year (i.e., recognize gain, and possibly loss, as if the relevant portion of your ETNs had been sold for fair market value). Under this alternative treatment, you could also be required to (i) recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances or each time a futures contract tracked by the Index rolls, and (ii) currently accrue ordinary interest income in respect of the notional interest component of the Index.

For a discussion of the U.S. federal income tax treatment applicable to your ETNs as well as other potential alternative characterizations for your ETNs, please see the discussion under “Material U.S. Federal Income Tax Considerations” below. You should consult your tax advisor as to the possible alternative treatments in respect of the ETNs.

THE INDEX

The Barclays Natural Gas Seasonal TR Index (the “Index”) reflects the returns available by maintaining a rolling position in Henry Hub Natural Gas futures contracts (the “Natural Gas futures” and each, a “Natural Gas futures contract”). Natural Gas futures are legally binding agreements for buying or selling a set amount of natural gas at a fixed price for physical settlement on a future date. A contract unit of Natural Gas futures is 10,000 million British thermal units. Natural Gas futures are traded on the NYMEX. The closing prices of the Natural Gas futures are calculated by NYMEX and reported on Bloomberg and Reuters under symbol “NG”.

The Index is composed of a single Natural Gas futures contract that, except during the roll period (as described below), is either the contract that is scheduled to expire in December of the relevant current calendar year, or the contract scheduled to expire in December of the immediately following calendar year (in each case, the “current Natural Gas futures contract”). The Index maintains its exposure to Natural Gas futures by closing out its position in the Natural Gas futures contract that is scheduled to expire in December of the current calendar year in October of such calendar year and establishing a new position in the Natural Gas futures contract scheduled to expire in December of the immediately following calendar year (during the roll period, as defined below, the “roll Natural Gas futures contract”), a process referred to as “rolling”. Subject to the occurrence of a roll adjustment event, as described below in the section titled “Roll Adjustments”, the Index rolls from the current Natural Gas futures contract to the roll Natural Gas futures contract from the fifth to the ninth “index business days” in the month of October of the current calendar year (the “roll period” and each such day, a “roll day”). An “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents/1176373643795.html or any successor website thereto. Any deviation from such index business day schedule will be announced by the index sponsor.

The Index is a total return index. The return from investing in a futures contract, such as a Natural Gas futures contract, derives from changes in the price of the relevant futures contract (the “price return”), any profit or loss realized when rolling the relevant futures contract (the “roll yield”) and any interest earned on cash or cash-equivalents that fully collateralizes the position established in the relevant futures contract (the “Treasury Bill return”).

The Index is maintained and calculated by Barclays Bank PLC (in such capacity, the “index sponsor”) and is denominated in U.S. dollars. The index sponsor calculates the level of the Index (the “Index value”) at the close of business, New York time, on each index business day with respect to the prior index business day and publishes it on http://www.barcap.com/indices, or any successor website thereto, shortly thereafter. The Index value is also reported on Bloomberg under the ticker BCC2NGST Index <GO> or any successor thereto.

COMMODITY FUTURES MARKETS

The Index is composed of a single futures contract on a physical commodity, specifically natural gas. Futures contracts on physical commodities are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities are traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, the futures contract included in the Index is an exchange-traded futures contract. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market”.

Futures contracts are traded on organized exchanges, known as “designated contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant”, which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling”. For example, a market participant with a long position in December natural gas futures that wishes to maintain a position in December natural gas futures will, as the December contract for the then current calendar year nears expiration, sell the December contract for such year, which serves to close out the existing long position, and buy the December contract that expires in the following calendar year. This will “roll” the position in the relevant current year’s December contract into a position in the next year’s December contract, and, when the current year’s December contract expires, the market participant will still have a long position in a December contract.

Futures exchanges and clearing houses in the United States are subject to regulation by the CFTC. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. See “Risk Factors—Changes in Law or Regulation Relating to Commodity Futures Contracts May Adversely Affect the Market Value of the ETNs and the Amounts Payable on the ETNs” and “Risk Factors—Suspension or Disruptions of Market Trading in Natural Gas and Related Futures May Adversely Affect the Value of the ETNs” for more discussion regarding these risks.

Calculation of the Index

The Index value is deemed to have been 100.00 on December 31, 1998, which we refer to as the “index commencement date”. On any given index business day, the Index value is equal to:

where:

“TRt” means the Index value on index business day t;

“TRt-1 ” means the Index value on the index business day that immediately precedes index business day t;

“PRt ” means the daily price return of the current Natural Gas futures contract on index business day t calculated using the formulae below;

“TBILLRt” means the Treasury Bill return on index business day t calculated using the formula below; and

“n” means the number of non-index business days between index business day t and the immediately preceding index business day.

The Index value is rounded to seven significant figures (with halves rounded up).

The daily price return on any given index business day outside of the roll period is calculated as follows:

where:

“PRt” means the daily price return of the current Natural Gas futures contract on index business day t;

“Pk,t” means the closing price for the current Natural Gas futures contract on index business day t; and

“Pk,t-1 ” means the closing price for the current Natural Gas futures contract on the index business day that immediately precedes index business day t.

The daily price return on any given index business day during the roll period is calculated as follows:

where:

“PRt” means the daily price return of the current Natural Gas futures contract and roll Natural Gas futures contract on index business day t;

“CWk,t-1 ” means, subject to the occurrence of a roll adjustment event, the contract weight for the current Natural Gas futures contract on the index business day that immediately precedes index business day t; the contract weight for the current Natural Gas futures contract is equal to 1.0 at the start of October of the relevant current calendar year, the month in which the current Natural Gas futures contract is rolled, and is reduced by one fifth on each roll day, starting on the first roll day, such that on the last roll day during the roll period, it is equal to 0.0;

“Pk ,t ” means the closing price for the current Natural Gas futures contract on index business day t;

“Pk,t-1 ” means the closing price for the current Natural Gas futures contract on the index business day that immediately precedes index business day t;

“P’k ,t” means the closing price for the roll Natural Gas futures contract on index business day t; and

“P’k,t-1 ” means the closing price for the roll Natural Gas futures contract on the index business day that immediately precedes index business day t.

The Treasury Bill return on any given index business day is calculated as follows:

where:

“TBILLRt ” means the Treasury Bill return on index business day t; and

“TBILLt-1 ” means the high rate for the most recent 13-week (91-day) U.S. Treasury bill auction prior to index business day t as published by the U.S. Department of the Treasury Bureau of the Public Debt on http://www.treasurydirect.gov/RI/OFBills, or any successor website thereto, under column “Discount Rate %” or, if this source is not available, such other source as the index sponsor may determine in its sole discretion.

Roll Adjustments

If, on any index business day during a roll period, a “roll adjustment event” occurs, then the contract weight for the current Natural Gas futures contract will not decrease by one fifth, and the portion of the roll that would otherwise have taken place on such index business day (the “deferred portion”) will roll on the next index business day on which no roll adjustment event is occurring. If roll adjustment events occur on successive index business days during the roll period, then all deferred portions will roll on the next index business day on which no roll adjustment event is occurring. If such next index business day is also a roll day, then both the deferred portion(s) and the portion scheduled to roll on such roll day will roll on such next index business day. If the roll of the current Natural Gas futures contract into the roll Natural Gas futures contract is not completed during the roll period as a result of the occurrence of one or more roll adjustment events on one or more roll days, then the deferred portion(s) will roll on the first index business day after the roll period on which no roll adjustment event is occurring.

Any of the following will constitute a “roll adjustment event”:

•	the NYMEX or other price source is not open for trading;

•	a failure by the NYMEX or other price source to announce or publish the closing price(s) for the relevant Natural Gas futures contract(s);

•	a material limitation, suspension, or disruption of trading in the Natural Gas futures;

•

the closing price(s) for the relevant Natural Gas futures contract(s) is a “limit price”, which means that the closing price has increased or decreased from the previous day’s closing price by the maximum amount permitted under the NYMEX rules; or

•

any other event that the index sponsor determines may materially interfere with the ability of participants on the applicable exchange to acquire, establish, re-establish, substitute, maintain, unwind or dispose of positions in the Natural Gas futures or the proper functioning of the NYMEX.

Historical Performance of the Index

The Index value is deemed to have been 100.00 on December 31, 1998, which is referred to as the “index commencement date”. The index sponsor began calculating the Index on February 29, 2008. Therefore, the historical information for the period from December 31, 1998 until February 29, 2008, is hypothetical and is provided as an illustration of how the Index would have performed during the period had the index sponsor begun calculating the Index on the index commencement date using the methodology it currently uses. This data does not reflect actual performance, nor was a contemporaneous investment model run of the Index. Historical information for the period from and after February 29, 2008 is based on the actual performance of the Index.

All calculations of historical information are based on information obtained from various third party independent and public sources. The index sponsor has not independently verified the information extracted from these sources.

The following table and graph illustrate the performance of the Index from the index commencement date to September 28, 2012. The estimated historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause holders of the ETNs to receive a payment at maturity in excess of the principal amount of such ETNs.

Date	Index value
December 31, 1998	100.0000
December 31, 1999	127.9432
December 29, 2000	314.0434
December 31, 2001	154.6269
December 31, 2002	227.6003
December 31, 2003	294.4400
December 31, 2004	417.0565
December 30, 2005	887.9547
December 29, 2006	592.6529
December 31, 2007	564.1134
December 31, 2008	390.0711
December 31, 2009	287.1139
December 31, 2010	174.0540
December 30, 2011	107.3806
September 28, 2012	103.3882

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Barclays Natural Gas Seasonal TR Index Historical Performance

December 31, 1998—September 28, 2012

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Modifications to the Index

The index sponsor does not presently intend to modify the Index as described above. However, under certain circumstances described in this section, the index sponsor may, in its sole discretion and in a commercially reasonable manner, make modifications to the Index. The index sponsor will promptly publish any such modifications on http://www.barcap.com/indices/.

Index Disruption and Force Majeure Events

If, on any index business day, an “index disruption event” occurs that, in the sole discretion of the index sponsor, affects the Index, the index sponsor may:

•

make, in its sole discretion, such determinations and/or adjustments in relation to (a) the methodology used to calculate the Index as the index sponsor considers necessary in order to maintain the objectives of the Index, or (b) the Index value as the index sponsor considers appropriate;

•	defer publication of the Index value and any other information relating to the Index until it determines, in its sole discretion, that no index disruption event is occurring;

•	replace Natural Gas futures with a successor reference asset that the index sponsor considers appropriate for the purposes of continuing the Index;

•	defer or suspend publication of the Index in its sole discretion at any time; and/or

•	discontinue supporting the Index or terminate the calculation of the Index value and the publication of the Index value.

Any of the following will be an “index disruption event”:

•

a material limitation, suspension or disruption in the trading of Natural Gas futures (including, but not limited to, the occurrence or announcement of a day on which there is a limitation on, or suspension of, the trading of Natural Gas futures imposed by the NYMEX by reason of movements exceeding “limit up” or “limit down” levels permitted by the NYMEX) that results in a failure by the NYMEX to report the closing price of Natural Gas futures on any index business day;

•

the index sponsor determines, in its sole discretion, that Natural Gas futures have ceased (or will cease) to be liquid, traded and/or publicly quoted for any reason in a manner acceptable to the index sponsor;

•

the index sponsor determines, in its sole discretion, that (a) a change in the quality, construction, composition, or calculation methodology of the closing price of Natural Gas futures has occurred, and/or (b) any event or measure that results in Natural Gas futures being changed or altered has occurred;

•	the index sponsor deems it necessary, at any time and in its sole discretion, to replace Natural Gas futures with an appropriate successor in order to maintain the objectives of the Index;

•

the index sponsor determines, at any time, that as a result of a change in taxation (including, but not limited to, any tax imposed on the index sponsor or its affiliates), it is necessary to change Natural Gas futures or the methodology used to compose or calculate the Index;

•	an index force majeure event, as defined below, that lasts for at least 30 consecutive calendar days; and/or

•

any other event that would make the calculation of the Index impossible or infeasible, technically or otherwise, or that makes the Index non-representative of market prices or undermines the objectives of the Index or the reputation of the Index as a fair and tradable benchmark.

The following event will not be an index disruption event:

•	a limitation on the hours or numbers of days of trading on the NYMEX, but only if the limitation results from an announced change in the regular business hours of the NYMEX.

If, on any index business day, an “index force majeure event” occurs that, in the sole discretion of the index sponsor, affects the Index, the index sponsor may:

•

make, in its sole discretion, such determinations and/or adjustments in relation to (a) the methodology used to calculate the Index as the index sponsor considers necessary in order to maintain the objectives of the Index, or (b) the Index value as the index sponsor considers appropriate; and/or

•	defer publication of the Index value and any other information relating to the Index until it determines, in its sole discretion, that no index force majeure event is occurring.

An “index force majeure event” means an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the index sponsor and that the index sponsor determines affects the Index and/or Natural Gas futures.

Change in Methodology

While the index sponsor currently employs the methodology described in this pricing supplement to calculate the Index, from time to time it may be necessary to modify the methodology (including the information or inputs on which the Index is based). The index sponsor reserves the right, in its sole discretion, to make such modifications to the methodology in a commercially reasonable manner. Where the index sponsor elects to make a modification or change in the methodology, the index sponsor will make reasonable efforts to ensure that such modifications will result in a methodology that is consistent with the methodology described above.

Termination

The index sponsor may, in its sole discretion, at any time and without notice, terminate the calculation and publication of the Index value.

Errors

The index sponsor reserves the right to make adjustments to correct errors contained in previously published information relating to the Index, including but not limited to the Index value, and to publish the corrected information, but is under no obligation to do so and shall have no liability in respect of any errors or omissions contained in any subsequent publication. Notwithstanding the above, the index sponsor will not adjust or correct any previously published Index value other than in cases of manifest error.

Adjustments

The index sponsor may, at any time and without notice, change the name of the Index, the place and time of the publication of the Index value and the frequency of publication of the Index value.

Disclaimer

The index sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the index sponsor shall have no liability for any errors, omissions, or interruptions therein.

The index sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index. The index sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the index sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the index sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the Index value (or failure to publish such value) and any use to which any person may put the Index or the Index value. In addition, although the index sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the Index value, the index sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

VALUATION OF THE ETNS

The market value of the ETNs will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index on any day will affect the market value of the ETNs more than any other factors. Other factors that may influence the market value of the ETNs include, but are not limited to, supply and demand for the ETNs, the volatility of the Index, the market price of the Natural Gas futures, the Treasury Bill rate of interest, the volatility of natural gas commodities prices, economic, financial, political, regulatory, or judicial events that affect the value of the Index or the market price of Natural Gas futures, the general interest rate environment, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the ETNs prior to maturity.

Intraday Indicative Value

An intraday indicative value meant to approximate the intrinsic economic value of the ETNs will be calculated and published every 15 seconds during each trading day by NYSE Arca or a successor via the facilities of the Consolidated Tape Association under the ticker symbol “DCNG.IV”. In connection with the ETNs, we use the term “intraday indicative value” to refer to the value at a given time determined based on the following equation:

Intraday Indicative Value = Closing Indicative Value on the immediately preceding calendar day X Current Daily Index Factor where:

Closing Indicative Value = The closing indicative value of the ETNs as described in this pricing supplement;

Current Daily Index Factor = The most recent published level of the Index as reported by the index sponsor / the closing level of the Index on the immediately preceding trading day; and

The intraday indicative value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of your ETNs, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Furthermore, as the intraday indicative note value is calculated using the closing indicative note value on the immediately preceding calendar day, the intraday indicative note value published at any time during a given trading day will not reflect the futures execution cost or the investor fee that may have accrued over the course of such trading day. Published Index levels from the index sponsor may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current Index level and therefore the intraday indicative value of your ETNs. Index levels provided by the index sponsor will not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the ETNs may be different from their intraday indicative value.

As discussed in “Specific Terms of the ETNs—Payment Upon Holder Redemption and Upon Issuer Redemption”, you may, subject to certain restrictions, choose to redeem your ETNs on any redemption date during the term of the ETNs. If you redeem your ETNs on a particular redemption date, you will receive a cash payment on such date in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. The daily redemption feature is intended to induce arbitrageurs to counteract any trading of the ETNs at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

NYSE Arca is not affiliated with Barclays Bank PLC and does not approve, endorse, review or recommend Barclays Bank PLC or the ETNs.

The closing indicative note value, the intraday indicative note value and other information furnished in connection with the ETNs will be derived from sources deemed reliable, but NYSE Arca and its suppliers do not guarantee the correctness or completeness of the closing indicative note value, the intraday indicative note value or other information furnished in connection with the ETNs. NYSE ARCA MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, BARCLAYS BANK PLC’S CUSTOMERS, HOLDERS OF THE ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE CLOSING INDICATIVE NOTE VALUE, THE INTRADAY INDICATIVE NOTE VALUE OR ANY DATA INCLUDED THEREIN WITH RESPECT TO THE ETNs. NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE CLOSING INDICATIVE NOTE VALUE, THE INTRADAY INDICATIVE NOTE VALUE OR ANY DATA INCLUDED THEREIN WITH RESPECT TO THE ETNs.

NYSE Arca and its employees, subcontractors, agents, suppliers and vendors shall have no liability or responsibility, contingent or otherwise, for any injury or damages, whether caused by the negligence of either NYSE Arca or its employees, subcontractors, agents, suppliers or vendors or otherwise, arising in connection with the closing indicative note value, the intraday indicative note value or any data included therein with respect to the ETNs, and shall not be liable for any lost profits, losses, punitive, incidental or consequential damages. NYSE Arca shall not be responsible for or have any liability for any injuries or damages caused by errors, inaccuracies, omissions or any other failure in, or delays or interruptions of, the closing indicative note value, the intraday indicative note value or any data included therein with respect to the ETNs, from whatever cause. NYSE Arca is not responsible for the selection of or use of the Index or the ETNs, the accuracy and adequacy of the Index or information used by Barclays Bank PLC and the resultant output thereof.

SPECIFIC TERMS OF THE ETNS

In this section, references to “holders” mean those who own the ETNs registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the ETNs registered in street name or in the ETNs issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the ETNs should read the section entitled “Description of Debt Securities—Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The ETNs are part of a series of debt securities entitled “Global Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York Mellon, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the ETNs. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” and “Terms of the Notes” in the accompanying prospectus supplement, and terms that apply generally to all index-linked notes are described in “Reference Assets—Indices” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, prospectus supplement and any related free writing prospectuses and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the ETNs. If you have purchased the ETNs in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the ETNs in more detail below.

Coupon

We will not pay you interest during the term of the ETNs.

Denomination

We will offer the ETNs in denominations of $50.

Payment at Maturity

If you or we have not previously redeemed your ETNs, you will receive a cash payment in U.S. dollars at maturity per ETN in an amount equal to the closing indicative value on the final valuation date.

Inception, Issuance and Maturity

The ETNs and were first sold on April 20, 2011, which we refer to as their inception date. The ETNs were first issued on April 26, 2011, and will be due on April 18, 2041.

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If the fifth business day before this day does not qualify as a valuation date (as described below), then the maturity date will be the fifth business day following the final valuation date. The calculation agent may postpone the final valuation date—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “—Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Payment Upon Holder Redemption and Upon Issuer Redemption

Prior to maturity, you may, subject to certain restrictions, choose to redeem your ETNs on any redemption date during the term of the ETNs, provided that you present at least 50,000 ETNs for redemption, or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer) to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum. If you redeem your ETNs on a particular redemption date, you will receive a cash payment in U.S. dollars per ETN on such date in an amount equal to the closing indicative value on the applicable valuation date. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 ETNs. Any such reduction will be applied on a consistent basis for all holders of ETNs at the time the reduction becomes effective.

Prior to maturity, we may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date.

In the event that payment upon early redemption is deferred beyond the original redemption date, penalty interest will not accrue or be payable with respect to that deferred payment.

Closing Indicative Value

The closing indicative value for the ETNs on any calendar day will be calculated in the following manner. The closing indicative value on the inception date will equal $50. On each subsequent calendar day until maturity or early redemption, the closing indicative value will be equal to (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calendar day (or, if such day is not a trading day, one) minus (3) the investor fee on such calendar day minus (4) the futures execution cost on such calendar day.

Daily Index Factor

The daily index factor for the ETNs on any index business day will be equal to (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

Investor Fee

The investor fee for each ETN is 0.75% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.75% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year.

Futures Execution Cost

The futures execution cost is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost per ETN on any given calendar day will be calculated in the following manner: The futures execution cost per ETN on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the futures execution cost for each ETN will be equal to (1) 0.10% times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) divided by (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

Index Business Day

An “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents/1176373643795.html or any successor website thereto.

Valuation Date

A valuation date is each business day from April 20, 2011 to April 15, 2041, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to April 15, 2041 as the “final valuation date”.

Redemption Date for Holder Redemption

In the case of holder redemption, a redemption date is the third business day following a valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date.

Redemption Date for Issuer Redemption

In the case of issuer redemption, a redemption date is the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

Trading Day

A trading day is a day on which (i) the value of the Index is published by the index sponsor, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Holder Redemption Procedures

You may, subject to the minimum redemption amount described above, elect to redeem your ETNs on any redemption date. To redeem your ETNs, you must instruct your broker or other person with whom you hold your ETNs to take the following steps:

•

deliver a notice of holder redemption, which is attached as Annex A, to us via email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of holder redemption, which is attached as Annex B;

•

deliver the signed confirmation of holder redemption to us via facsimile in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•

instruct your DTC custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price equal to the applicable closing indicative value, facing Barclays DTC 5101; and

•

cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of holder redemption by 4:00 p.m., New York City time, or your confirmation of holder redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date. Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

If you elect to redeem your ETNs on a redemption date that is later in time than the redemption date resulting from our subsequent election to exercise our issuer redemption right, your election to redeem your ETNs will be deemed to be ineffective, and your ETNs will instead be redeemed on the redemption date pursuant to such issuer redemption.

Issuer Redemption Procedures

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of such ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. In this scenario, the final valuation date will be deemed to be the fifth trading day prior to the redemption date (subject to postponement in the event of a market disruption event as described below in this pricing supplement), and the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the tenth calendar day following the date on which we deliver such notice.

Market Disruption Event

As set forth under “—Payment at Maturity” and “—Payment Upon Holder Redemption and Upon Issuer Redemption” above, the calculation agent will determine the value of the Index on each valuation date, including the final valuation date. As described above, a valuation date may be postponed and thus the determination of the value of the Index may be postponed if the calculation agent determines that, on a valuation date, a market disruption event has occurred or is continuing in respect of the Natural Gas futures contract(s) underlying the Index. If such a postponement occurs, if the relevant Natural Gas futures contract(s) are unaffected by the market disruption event, their values shall be determined on the scheduled valuation date, and if the relevant Natural Gas futures contract(s) are affected, their values shall be determined using the closing values of the relevant Natural Gas futures contract(s) on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a valuation date for the ETNs be postponed by more than five trading days.

If a valuation date is postponed until the fifth trading day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the Index for such day.

Any of the following will be a market disruption event:

•

a material limitation, suspension or disruption in the trading of the Natural Gas futures contract(s) which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•

the daily contract reference price for any Natural Gas futures contract is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•	failure of the applicable trading facility or other price source to announce or publish the daily contract reference price for the Natural Gas futures contract(s); or

•

any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the ETNs that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•

a limitation on the hours or numbers of days of trading on a trading facility on which the Natural Gas futures contract(s) are traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in the Natural Gas futures contract(s).

Default Amount on Acceleration

If an event of default occurs and the maturity of the ETNs is accelerated, we will pay the default amount in respect of the principal of the ETNs at maturity. We describe the default amount below under “—Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the ETNs are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each ETN outstanding as the principal amount of that ETN. Although the terms of the ETNs may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the ETNs. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities—Modification and Waiver” and “—Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the ETNs on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the ETNs as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the ETNs. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the ETNs in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the ETNs, which we describe below, the holders of the ETNs and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the ETNs.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, or any successor, or any other comparable rating then used by that rating agency.

Further Issuances

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. If there is substantial demand for the ETNs, we may issue additional ETNs frequently. We may consolidate the additional securities to form a single class with the outstanding ETNs.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the Index and it or any other person or entity publishes an index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the value of the Index on the applicable valuation date and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index, or that the closing level of the Index is not available because of a market disruption event or for any other reason, on the date on which the value of the Index is required to be determined, or if for any other reason the Index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the index components or the method of calculating the Index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of index components, and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components, or is due to any other reason—then the calculation agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date or upon redemption is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the value of the Index and the amount payable at maturity or upon early redemption or otherwise relating to the value of the Index may be made in the calculation agent’s sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the ETNs at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the ETNs are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the ETNs, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Currently, Barclays Bank PLC serves as the calculation agent. We may change the calculation agent after the original issue date of the ETNs without notice. The calculation agent will, in its sole discretion, make all determinations regarding the value of the ETNs, including at maturity or upon early redemption, market disruption events, business days, trading days, the daily index factor, the investor fee, the futures execution cost, the default amount, the closing indicative value of the ETNs on any valuation date, the maturity date, redemption dates, the amount payable in respect of your ETNs at maturity or upon early redemption and any other calculations or determinations to be made by the calculation agent as specified herein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

CLEARANCE AND SETTLEMENT

DTC participants that hold the ETNs through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the ETNs and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the ETNs for the purposes we describe in the attached prospectus supplement under “Use of Proceeds and Hedging”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the ETNs as described below.

In anticipation of the sale of the ETNs, we or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the Index prior to or on the inception date. In addition, from time to time after we issue the ETNs, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•

acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the index components (including the underlying natural gas) or the Index;

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices, contracts or commodities; or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the ETNs from time to time and may, in our or their sole discretion, hold or resell those securities.

Our affiliate, Barclays Capital Inc., may make a market in the ETNs. In connection with any such market making activities, Barclays Capital Inc. may acquire long or short positions in the ETNs, including through options or other derivative financial instruments linked to the ETNs, and may hedge such long or short positions by selling or purchasing the ETNs or entering into options or other derivative financial instruments linked to the ETNs.

We or our affiliates may close out our or their hedge positions on or before the final valuation date. That step may involve sales or purchases of listed or over-the-counter options or futures on index components (including the underlying natural gas) or listed or over-the-counter options, futures, or other instruments linked to the level of the index components or the Index, as well as other indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the level of the Index and, as a consequence, the market value of the ETNs from time to time and the amount payable at maturity or upon early redemption. See “Risk Factors” in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and is the opinion of our counsel, Sullivan & Cromwell LLP. It applies to you only if you are a U.S. holder (as defined below) and you hold your

ETNs as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a partnership or other pass-through entity;

•	a person that owns an ETN as a hedge or that is hedged against interest rate risks;

•	a person that owns an ETN as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of an ETN and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In the opinion of our counsel, Sullivan & Cromwell LLP, the ETNs should be treated as a pre-paid executory contract with respect to the Index. Pursuant to the terms of the ETNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat the ETNs for all U.S. federal income tax purposes in accordance with such characterization. If the ETNs are so treated, you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time and your tax basis in the ETNs. In general, your tax basis in your ETNs will be equal to the price you paid for your ETNs. Capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15% in cases where the holder has a holding period of greater than one year. Thereafter, capital gain of a noncorporate U.S. holder is generally taxed at preferential rates in cases where the holder has a holding period of greater than one year.

No statutory, judicial or administrative authority directly discusses how your ETNs should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the ETNs are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments

There is no judicial or administrative authority discussing how your ETNs should be treated for U.S. federal income tax purposes. Therefore the Internal Revenue Service might assert that your ETNs should be treated in a manner that differs from that described above. For example, the Internal Revenue Service might assert that your ETNs should be treated as debt instruments subject to the special tax rules governing contingent debt instruments. If your ETNs are so treated, you would be required to accrue interest income over the term of your ETNs based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ETNs. You would recognize gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ETNs. In general, your adjusted basis in your ETNs would be equal to the amount you paid for your ETNs, increased by the amount of interest you previously accrued with respect to your ETNs. Any gain you recognize upon the sale, early redemption or maturity of your ETNs would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ETNs, and thereafter would be capital loss.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the index components. In such a case, it is possible that Section 1256 of the Internal Revenue Code could apply to your ETNs, in which case any gain or loss that you recognize with respect to the ETNs that is attributable to the regulated futures contracts represented in the Index could be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ETNs. Under this approach, you could also be required to mark such portion of the ETNs to market at the end of each taxable year (i.e., recognize gain or loss as if the relevant portion of your ETNs had been sold for fair market value). Under this alternative treatment, you could also be required to (i) recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances or each time a futures contract tracked by the Index rolls, and (ii) currently accrue ordinary interest income in respect of the notional interest component of the Index.

Even if you are not treated as owning the underlying components of the your ETNs, it is possible that you would be required to (i) recognize gain or loss, at least a portion of which could be short-term capital gain or loss, each time a contract that is tracked by the Index underlying your ETNs rolls and (ii) currently accrue ordinary interest income in respect of the notional interest component of your ETNs. In addition, it is possible that the Internal Revenue Service could assert that any gain or loss that you recognize on the early redemption or maturity of your ETNs should be treated as ordinary gain or loss, or that you should otherwise be required to accrue interest over the term of your ETNs. In addition, it is possible that you could be required to recognize gain or loss at any time when the Index is modified, adjusted, discontinued or replaced with a successor index. It is also possible that the ETNs could be treated as notional principal contracts. If the ETNs were treated as notional principal contracts, you could be required to accrue income over the term of your ETNs, and any gain your recognize upon the maturity of your ETNs would generally be treated as ordinary income.

Further, it is possible that the Internal Revenue Service could assert that your holding period in respect of your ETNs should end on the date on which the amount you are entitled to receive upon the early redemption or maturity of your ETNs is determined, even though you will not receive any amounts from the issuer in respect of your ETNs prior to the early redemption or maturity of your ETNs. In such a case, you may be treated as having a holding period in respect of your ETNs that is less than one year even if you receive cash upon the early redemption or maturity of your ETNs at a time that is more than one year after the beginning of your holding period.

In addition, the Internal Revenue Service could potentially assert that you should be required to treat amounts attributable to the investor fee and futures execution cost as amounts of expense. The deduction of any such deemed expenses would generally be subject to the 2% floor on miscellaneous itemized deductions. Such amounts would correspondingly increase the amount of gain or decrease the amount of loss that you recognize with respect to your ETNs. Under this alternative treatment, you could also be required to recognize amounts of gain or loss over the term of your ETNs as if you had sold a portion of your ETNs to pay these amounts.

In December, 2007, the Internal Revenue Service released a notice that may affect the taxation of the ETNs. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ETNs should be required to accrue ordinary income on a current basis. The notice also states that the Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of instruments such as the ETNs should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.

Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the ETNs even though you will not receive any payments with respect to the ETNs until maturity. The outcome of this process is uncertain. Except to the extent otherwise provided by law, we intend to treat the ETNs for U.S. federal income tax purposes in accordance with the treatment described in this section unless and until such time as the Internal Revenue Service and the Treasury Department determine that some other treatment is more appropriate.

Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the ETNs after the bill was enacted to accrue interest income on a current basis. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ETNs.

“Specified Foreign Financial Asset” Reporting

Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include the ETNs), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ETNs.

Information Reporting and Backup Withholding

Please see the discussion under “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement for a description of the applicability of the information reporting and backup withholding rules to payments made on your ETNs.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We sold a portion of the ETNs on the inception date at 100% of their stated principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent. Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs.

In connection with this offering, we will sell the ETNs to dealers as principal, and such dealers may then resell ETNs to the public at varying prices that the dealers will determine at the time of resale. In addition, such dealers may make a market in the ETNs, although none of them are obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying prospectus and prospectus supplement) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell an ETN covered by this prospectus that they acquire from other holders after the original offering and sale of the ETNs, or they may sell an ETN covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities, broker-dealers and other persons may make short sales of the ETNs and may cover such short positions by borrowing ETNs from us or our affiliates or by purchasing ETNs from us or our affiliates subject to our obligation to repurchase such ETNs at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of ETNs by market participants who cover their short positions with ETNs borrowed or acquired from us or our affiliates in the manner described above.

Barclays Bank PLC and Barclays Capital Inc. have retained the services of BlackRock Investments, LLC, a member of FINRA, to promote the ETNs and provide certain services relating to the ETNs. BlackRock Investments, LLC, may receive a portion of the investor fee in connection with these services. Underwriting compensation will not exceed a total of 8% of proceeds.

ANNEX A

NOTICE OF HOLDER REDEMPTION

To: ipathredemptions@barclays.com

Subject: iPath® Seasonal Natural Gas ETN, Notice of Holder Redemption, CUSIP No. 06740P239

[BODY OF EMAIL]

Name of holder: [                    ]

Number of ETNs to be redeemed: [                    ]

Applicable Valuation Date: [            ], 20[    ]

Contact Name: [                    ]

Telephone #: [                    ]

Acknowledgement: I acknowledge that the ETNs specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the ETNs are satisfied.

A-1

ANNEX B

CONFIRMATION OF HOLDER REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-412-1232

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s $125,000,000 Global Medium-Term Notes, Series A, iPath® Seasonal Natural Gas ETN (the “ETNs”) due April 18, 2041, CUSIP No. 06740P239, redeemable for a cash amount under the terms of the ETNs, hereby irrevocably elects to exercise, on the redemption date of                     , with respect to the number of ETNs indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the ETNs (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the closing indicative value on the applicable valuation date, facing Barclays DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the redemption date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.)

B-1

BARCLAYS BANK PLC

$125,000,000 iPath® Seasonal Natural Gas ETN

GLOBAL MEDIUM-TERM NOTES, SERIES A

Pricing Supplement

December 5, 2012

(to Prospectus dated August 31, 2010 and

Prospectus Supplement dated May 27, 2011)

Patent Pending

iP-P-0137-12012